  Exhibit 99.1

Silver Elephant Board Changes

Vancouver, British Columbia, August 3, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce the appointment of David Smith as an Independent Director, effective August 3, 2020.

David Smith is the senior analyst for The Morgan Report.com and a regular contributor to MoneyMetals.com. For the past 15 years, he has investigated precious metals’ mines and exploration sites in Argentina, Chile, Mexico, Bolivia, China, Canada, and the U.S.A. He is a sought-after speaker at the Cambridge Investment Conference, and Sprott Natural Resource Symposium amongst others.

Mr. Smith comments: “I have visited the Pulacayo silver project and the Gibellini vanadium project,and I believe those projects are of merit, which warrant accelerated exploration and development. I am very pleased to join Silver Elephant and to be part of the team, for whom I have high regard.”

The Company also announces that Ronald Clayton has resigned from the Board of Directors to focus on his role as President and CEO of 1911 Gold Corporation.

The Company thanks Mr. Clayton for his service, and wishes him the best in his future endeavours.

About Silver Elephant

Silver Elephant is developing its premier Pulacayo silver project and Triunfo gold-silver project in Bolivia. Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@silverelephant.comwww.silverelephant.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking information and statements, which may include, but are not limited to, information and statements regarding or inferring the future business, operations, financial performance, prospects, and other plans, intentions, expectations, estimates, and beliefs of Silver Elephant. Forward-looking information and statements involve and are subject to assumptions and known and unknown risks, uncertainties, and other factors which may cause actual events, results, performance, or achievements of Silver Elephant to be materially different from future events, results, performance, and achievements expressed or implied by forward-looking information and statements herein. Although Silver Elephant believes that any forward-looking information and statements herein are reasonable, in light of the use of assumptions and the significant risks and uncertainties inherent in such information and statements, there can be no assurance that any such forward-looking information and statements will prove to be accurate, and accordingly readers are advised to rely on their own evaluation of such risks and uncertainties and should not place undue reliance upon such forward-looking information and statements. Any forward-looking information and statements herein are made as of the date hereof, and except as required by applicable laws, Silver Elephant assumes no obligation and disclaims any intention to update or revise any forward-looking information and statements herein or to update the reasons that actual events or results could or do differ from those projected in any forward-looking information and statements herein, whether as a result of new information, future events or results, or otherwise, except as required by applicable law.